Exhibit 99.3

BLUENRGY GROUP LIMITED ANNOUNCES COMMON SHARE CONSOLIDATION

FY 2015 Annual Report Filing To Be Delayed

Sydney, November 10, 2015 – BlueNRGY Group Limited (OTCBB:CBDEE) (“BlueNRGY” or "Company"), a global provider of engineered systems and solutions for distributed power generation and climate control/energy efficiency, today announced the final consolidation ratio for its common shares as 1:80. As previously reported in its March 19, 2015 filing with the U.S. Securities and Exchange Commission (the “SEC”), the Company has already received shareholder approval for a share consolidation between 1:80 and 1:150. The share consolidation is among the remaining steps required for BlueNRGY to relist on the Nasdaq Capital Market.

As reported on its Report on Form 6-K filed today, BlueNRGY had 462,792,384 ordinary shares outstanding. This share number reflects the recent conversion of 2,484 convertible preferred shares representing approximately 81% of the outstanding convertible share value. Assuming no additional issuances of ordinary shares prior to the share consolidation, the Company expects to have approximately 5.8 million ordinary shares outstanding when it is completed. The exact number is not determinable until the share consolidation is effected and the extinguishment of fractional shares is assessed. The consolidation will be effected as soon as the necessary Financial Industry Regulatory Authority (“FINRA”) and other U.S. regulatory approvals are received, which BlueNRGY expects will be immediately following the filing of its Annual Report on Form 20-F for its fiscal year ending June 30, 2015.

The Company’s shares are currently trading on the U.S. over-the-counter market under the ticker “CBDEE.” FINRA granted approval for trading of the Company’s shares to resume on September 9, 2015 under the ticker CBDEF and subsequently changed by FINRA to CBDEE. BlueNRGY was formerly known as CBD Energy Limited and changed its name to BlueNRGY Group Limited following the January 2015 acquisition of BlueNRGY LLC, a provider of performance monitoring and data analytics for the renewable energy sector.

William Morro, BlueNRGY’s Executive Chairman and CEO stated, “Maintaining access to trading on a respected national exchange is fundamental to our growth plans and the realization of value and liquidity for all of our stakeholders. This share consolidation is the next step towards demonstrating that the Company again complies with NASDAQ’s listing requirements. Meeting the expectations of investors is a priority for BlueNRGY and we are very pleased to be making progress toward qualifying our securities to trade on the NASDAQ Capital Market.”

“Regaining compliance with SEC reporting requirements and the resumption of trading of our ordinary shares in September were major milestones for our Company. It was achieved through many months of hard work by BlueNRGY’s finance team to restate the financial statements for our fiscal years ending June 30, 2012 and 2013 and accurately reflect them in the FY 2014 annual report filed in June. With that task accomplished, our staff and independent auditor have only recently been able to focus attention on the complex accounting associated with the Company’s reorganization that was effected in January 2015. Consequently, the completion of our FY 2015 audit and the filing of our FY 2015 annual report will be delayed for several weeks past the statutory filing date of November 2, 2015. However, our entire management team is committed to rectifying this delinquency as quickly as possible, maintaining full compliance with SEC reporting requirements and satisfying investor information needs going forward,” concluded Mr. Morro.

When the Company’s FY 2015 annual report is filed, the stock ticker is expected to return to CBDEF. BlueNRGY’s application for relisting on the NASDAQ Capital Market remains pending and its acceptance is subject to the Company meeting all of the NASDAQ listing standards, including the requirement that its ordinary share price be at or above $4.00 per share following the share consolidation.

About BlueNRGY Group Limited,

Established in 1989, BlueNRGY Group Limited is a leader in engineered solutions for the management of distributed power generation and climate control/energy efficiency systems. It’s data analytics and life-cycle maintenance and support capabilities are deployed worldwide and are relied upon by system owners, financial institutions, utilities, government bodies and component manufacturers to deliver mission-critical information. As a global leader in delivery of best-in-class technology, BlueNRGY has designed and installed more than 230 MW of solar and wind systems for commercial and utility applications. The company’s Parmac division is a leader in energy-efficient climate control systems in its served Australian markets.

With regional headquarters in Sydney and Fort Lauderdale and personnel in France, BlueNRGY is positioned to serve its customers operating in Australia/Asia, North America and Europe. For more information, visit www.BlueNRGY.com.

Caution Concerning Forward-Looking Statements

This news release contains 'forward-looking statements. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in the Company's most recent annual report on Form 20-F and other filings with the SEC, and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. Such statements include expectations about relisting on the NASDAQ Capital Market, maintaining the Company’s listing status, achieving and maintaining a minimum share price that meets the listing requirements of the NASDAQ Capital Market, meeting investor expectations and realizing returns for investors and achieving growth or growth plans. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY Group Limited assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACTS:

Corporate:

investor@bluenrgy.com

PCG Advisory Group:

Investors: Stephanie Prince

Managing Director

Phone: 646-762-4518

Media: Sean Leous

Managing Director

Phone: 646-863-8998